EXHIBIT 99.1











General FINANCE CORPORATION

N A S D A Q : G F N

Investor Presentation
Through Fiscal Year Ended June 30, 2018

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)

- Broad and expanding geographic presence with 95 branch locations across North America and Asia-Pacific with approximately 85,800 fleet units

- Pac-Van and Lone Star Tank Rental in North America

- Royal Wolf in the Asia-Pacific region

- Southern Frac, a domestic manufacturer of portable liquid storage tanks and other steel-related products

- FY 2018 consolidated revenues of $347.3 million; consolidated adjusted EBITDA of $87.7 million*











Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units		Liquid Containment Fleet Units

Storage Containers	Freight Containers	Liquid Containment Tanks







Fleet Units (6/30/18): 56,524	Fleet Units (6/30/18): 7,501	Fleet Units (6/30/18): 4,147

Modular Space Fleet Units		

Office Containers	Mobile Offices	Modular Buildings







Fleet Units (6/30/18): 12,014	Fleet Units (6/30/18): 4,447	Fleet Units (6/30/18): 1,179

GeneralFINANCE CORPORATION

Investment Highlights

Human Capital
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team

Expansion Platform
- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class
- Long lived assets, rapid payback and low maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance
- Strong discretionary free cash flow
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE
CORPORATION

Experienced Senior and Field Level Management Team

- ■ Dedicated senior executive management team with an average of over 20 years of industry experience
- ■ Regional management personnel have specific product expertise and an average of over 15 years of industry experience

Name	Title	Prior Experience
Jody Miller	President, CEO	- EVP and COO, Mobile Mini - SVP, Mobile Services Group - SVP, RSC Equipment Rental
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP
Jeffrey Kluckman	EVP, Business Development	- Head of Mergers and Acquisitions, Mobile Mini, Mobile Services Group and RSC Equipment Rental
Neil Littlewood	CEO of Royal Wolf	-COO, Royal Wolf -Executive General Manager, Royal Wolf -EVP, Coates Hire
Theodore Mourouzis	CEO, President of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company

GeneralFINANCE
CORPORATION

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level

- 57 primary branches in the United States - presence in 49 of top 100 MSAs

- FY 2018 Net Promoter Score ("NPS") of 85 for Pac-Van

- 3 primary branches in Western Canada

- Total lease fleet of 43,507 units

- FY 2018 revenue of $206.3 million

- FY 2018 adjusted EBITDA of $61.2 million*

North American Branch Network

Edmonton, AB, CA
Calgary, AB, CA
Vancouver, BC, CA
Seattle
Yakima
Portland
Watford City
Green Bay
Milwaukee
South Royalton
Madison
Quad Cities
Detroit
Boston
Des Moines
Elkhart
Chicago
Pittsburgh
Trenton
Philadelphia
Elko
Salt Lake City
Kansas City
Indianapolis
Denver
St. Louis
Wichita
Charleston
Springfield
Nashville
Raleigh
Bakersfield
Las Vegas
Little Rock
Memphis
Charlotte
LA-Chino
Greenville
Atlanta
Phoenix
Kermit
Albany
Dallas
Lafayette
Jacksonville
Austin
Houston
San Antonio
Houma
Orlando
Kenedy
Corpus Christi
Miami

OHIO
Cincinnati
Cleveland
Columbus
Toledo

KENTUCKY
Lexington
Louisville
Paducah



#1 Market Share Leader in Asia-Pacific

- Leadership position with 40% market share [1] in Australia and New Zealand

- Only container leasing and sales company with a nationally integrated infrastructure and workforce

- Largest branch network of any storage container company in Australia and New Zealand

  - 23 primary branches in Australia

  - 12 primary branches in New Zealand

  - Represents all major metropolitan areas

- Total lease fleet of 42,305 units

- FY 2018 revenue of $131.1 million

- FY 2018 adjusted EBITDA of $31.9 million[2]

Asia-Pacific Branch Network



GeneralFINANCE
CORPORATION

Note: Branch figures as of June 30, 2018.
(1)   Management estimate.
(2)   Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

Combined Leasing Operations FY 2018



North America Leasing Operations FY 2018



Asia-Pacific Leasing Operations FY 2018



- *Over 47,000 customers in over 20 industries*
- *Largest customer in each geographic venue accounted for less than 10% of venue's respective FY2018 revenue*

Note: FY 2018 revenue breakdown for North America, Asia-Pacific and Combined Leasing Operations.

General FINANCE
CORPORATION

Compelling Unit Economics



- Best Rental Asset
- Typical Cost: $2,500 - $3,000
- Typical Rent: ~$100/Month
- Typical Utilization Rate: 80%
- High Incremental EBITDA Margin
- Attractive Tax Attributes
- Long Economic Life
- Minimal Maintenance Expense

General FINANCE
CORPORATION

Historical Financial Summary









(1)   Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth

- Fleet capital investment is discretionary and has been a significant component of our total investment spending

- Minimal maintenance capital expenditure requirements creates ability to generate free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count



Leverage (2) and Net Debt

(1) Includes $70.4 total purchase consideration paid for noncontrolling interest in Royal Wolf.
(2) Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(3) Includes Lone Star Tank Rental, acquired in April 2014, for the full fiscal year.

Capital Structure as of 6/30/18

	Corporate	Asia-Pacific Leasing Operations	North America Leasing and Manufacturing Operations
Consolidated cash	• $21.6 million		
Debt	• $75.8 million 8.125% Senior Notes[1]	• $79.7 million outstanding on $99.3 million (A$134.0 million) Senior Credit Facility[2,3] • $81.1 million Bison Capital Notes[4]	• $183.9 million outstanding on $237.0 million Senior Credit Facility • $6.7 million – other
Common equity	• 27.0 million shares outstanding	• 100% of shares owned by General Finance	• North America leasing and manufacturing operations, 100% owned by General Finance
Cumulative preferred stock	• $40.1 million		

[1]Net of $1.6 million deferred financing costs for the Senior Notes.
[2]Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.7411 AUD/USD as of 6/30/18.
[3]Net of $2.0 million deferred financing costs for the Asia-Pacific Senior Credit Facility.
[4]Net of $1.0 million deferred financing costs for Bison Capital Notes.

GeneralFINANCE CORPORATION

Appendix

General Finance Organizational Structure [(1)] [(2)]



Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income (loss) on a consolidated basis and from operating income (loss) for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

General FINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,								
	2010	2011	2012	2013	2014*	2015	2016	2017	2018
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$13,045	($3,286)	($847)	($9,107)
Add (Deduct) --									
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	8,697	(2,191)	(25)	(679)
Foreign currency exchange and other	(1,948)	(4,125)	(443)	(1,028)	1,372	273	309	351	19,606
Interest expense	15,974	20,293	12,743	10,969	11,952	21,096	19,648	19,653	33,991
Interest income	(234)	(487)	(157)	(58)	(52)	(68)	(97)	(66)	(112)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	38,571	38,634	40,092	40,335
Impairment –goodwill/ trade name	7,633	5,858	---	---	---	---	3,068	---	---
Share-based compensation expense	629	693	901	1,316	1,938	2,174	2,388	1,374	3,658
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	365	---	---	---
Inventory write-downs and related	---	---	---	---	---	---	1,630	---	---
Non-recurring severance costs and CEO retirement compensation at Royal Wolf	---	---	---	---	---	---	727	---	---
Refinancing costs not capitalized	---	---	---	---	---	---	---	437	---
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106	$84,153	$60,830	$60,969	$87,692

General FINANCE
CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,					
	2013	2014	2015	2016	2017	2018
Operating income	$8,403	$13,323	$18,425	$17,984	$19,551	$28,689
Add --						
Depreciation and amortization	6,154	7,928	11,306	13,154	13,663	14,233
Share-based compensation expense	259	312	303	374	333	309
Inventory write-downs	---	---	---	123	---	---
Refinancing Costs Not Capitalized	---	---	---	---	437	---
Adjusted EBITDA	$14,816	$21,563	$30,034	$31,635	$33,984	$43,231

Reconciliation of Operating Unit Adjusted EBITDA – Lone Star Tank Rental

(in thousands)	Year Ended December 31,	Year Ended June 30,				
	2013	2014	2015	2016	2017	2018
Operating income (loss)	$15,033	$16,372	$8,233	($1,541)	($3,916)	$8,798
Add --						
Depreciation and amortization	5,356	8,013	11,345	10,529	9,666	9,161
Share-based compensation	---	1	11	22	41	41
Adjusted EBITDA	$20,389	$24,386	$19,589	$9,010	$5,791	$18,000

General FINANCE CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA – Royal Wolf

(in thousands)

	Year Ended June 30,						Year Ended June 30,
	2013	**2014**	**2015**	**2016**	**2017**	**2018**	**2018**
Operating income	A$26,397	A$29,977	A$25,672	A$17,637	A$14,340	A$17,207	US$13,272
Add (Deduct) --							
Depreciation and Amortization	14,997	17,190	18,604	19,685	22,145	22,052	17,098
Share-based compensation expense	567	932	1,037	1,315	(83)	1,914	1,513
Non-recurring severance costs and CEO retirement compensation	---	---	---	975	---	---	---
Adjusted EBITDA	A$41,961	A$48,099	$A45,313	A$39,612	A$36,402	A$41,173	US$31,883

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 10	FY 11	FY 12	FY 13	FY 14	FY15	FY16	FY17	FY18
Cash From Operations	$16.7	$18.5	$15.2	$34.9	$51.5	$38.2	$48.8	$35.3	$58.8
Add-back Changes in Fleet Inventory	(4.4)	(1.6)	10.4	(4.8)	(12.4)	3.2	(3.0)	(4.0)	(3.6)
Adjusted Cash From Operations	$12.3	$16.9	$25.6	$30.1	$39.1	$41.4	$45.8	$31.3	$55.2
Cash From (Used In) Investing	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($107.4)	($35.4)	($30.7)	($114.5)
Add-back Business and Real Estate Transactions	-	0.9	4.6	14.6	90.7	44.4	10.4	5.0	88.3
Add-back Net Fleet Purchases	(2.9)	16.1	45.4	47.6	65.7	54.6	20.8	21.8	21.1
Adjusted Cash Used In Investing	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.4)	($4.2)	($3.9)	($5.1)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions [1]	$10.1	$13.2	$22.4	$22.6	$31.9	$33.0	$41.6	$27.4	$50.1

(1) Prior to dividends paid on preferred stock.











General**FINANCE** CORPORATION

NASDAQ: GFN